October 9, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Facsimile Number: (202) 772-9368

Attention: Mr. Andrew Blume

Re:              Mattress Firm Holding Corp.

Form 10-K for the Fiscal Year Ended January 29, 2013

Filed April 1, 2013

File No. 001-35354

Ladies and Gentlemen:

On behalf of Mattress Firm Holding Corp. (the “Company”), I hereby submit the Company’s response to the additional comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the letter to Mr. Jim R. Black dated September 25, 2013, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended January 29, 2013 filed with the Commission via the Commission’s EDGAR system on April 1, 2013 (the “Form 10-K”).

For your convenience, our responses below are preceded by the text of the Staff’s comments.

Form 10-K for the Fiscal Year Ended January 29, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies and Use of Estimates, page 51

Goodwill and Indefinite-Lived Intangible Assets, page 54

1.                                                              We have reviewed your response to comment 2 in our letter dated August 13, 2013.  Although you indicate that each of the three reporting units tested for goodwill impairment at your last testing date had fair values substantially in excess of their respective carrying values, we note that your initial qualitative assessment indicated that it was more likely than not that the carrying values exceeded the fair values.  For each of the three reporting units, please describe the unit’s business to us and describe in reasonable detail the qualitative factors that initially led you to believe that the carrying value exceeded fair value.  Also explain how these qualitative factors impacted the quantitative calculation.  Finally please tell us the percentages by which fair value exceeded carrying value for each of your reporting units as of your most recent testing date.

Response:                The Company considers each of its metropolitan markets in which it conducts retail operations to be a reporting unit.  The Company initially performed a qualitative assessment under the provisions of ASC 350-20-35-3 to determine whether it was more likely than not that the fair values of its reporting units were less than their respective carrying values, including allocated goodwill.  This qualitative assessment included consideration of events and circumstances relevant to the operations of each reporting unit, including an evaluation of the competitive environment in each market, changes in the Company’s outlook for store and revenue growth as contemplated in previous assumptions and, where applicable, the Company’s progress towards integrating recently acquired stores.  The Company also considered certain quantitative data to support its qualitative assertions, including a comparison of actual results to budgeted results and the results of an informal estimate of the fair value of each reporting units based upon an allocation of the Company’s total enterprise value among the reporting units.  As a result of the qualitative assessment, the Company proceeded to Step 1 of the quantitative goodwill impairment process for the three reporting units represented by the metropolitan markets of Virginia Beach, Tampa Bay, and Southeast Florida.  The Company’s operations in each of these markets are consistent in many respects with other markets; however, there are also circumstances of each market relevant to the qualitative assessment, as described below.

•                  The Company entered the Virginia Beach market through an acquisition in December 2010.  Through the end of Fiscal 2012, the Company had yet to convert all acquired stores to the Mattress Firm brand and had experienced increased competition from another mattress specialty retailer.  The market-level results of operations were below budget expectations for Fiscal 2012 and the allocation of total enterprise value described above indicated the possibility that the allocated fair value was less than the carrying value of the reporting unit.  Based on these factors, the Company proceeded to Step 1 of the quantitative goodwill impairment process.  A third party valuation of the market was performed.  The valuation considered the anticipated effect of ongoing competition, as well as the Company’s plans to complete the rebranding of all acquired stores within the market during Fiscal 2013 and to open additional stores in the market. The valuation resulted in an estimated fair value that was 51% in excess of the market’s carrying value at January 29, 2013. The Company completed the rebranding of the stores during Fiscal 2013 as contemplated in its plan.

•                  The Company added stores in the Tampa Bay market during Fiscal 2012 as a result of the acquisition of former Mattress Giant stores in May 2012 and former Mattress X-Press stores in October 2012.  Early results after the rebranding of the acquired stores as Mattress Firm had demonstrated improved sales, however, the market-level results of operations were below budget expectations for Fiscal 2012 and the allocation of total enterprise value described above indicated the possibility that the fair value was less than the carrying value of the reporting unit.  Based on these factors, the Company proceeded to Step 1 of the quantitative goodwill impairment process.  A third party valuation of the market was performed.  The valuation considered the anticipated ongoing effect of improved sales performance of the rebranded stores and related expense synergies. The valuation resulted in an estimated fair value that was 52% in excess of the market’s carrying value at January 29, 2013. The Company has experienced ongoing sales improvement in the acquired stores during Fiscal 2013.

•                  The Company added stores in the Southeast Florida market during Fiscal 2012 as a result of the acquisition of former Mattress Giant stores in May 2012 and former Mattress X-Press stores in October 2012.  Early results after the rebranding of the acquired stores as Mattress Firm had demonstrated improved sales, however, the market-level results of operations were below budget expectations for Fiscal 2012 and the allocation of total enterprise value described above indicated the possibility that the allocated fair value was less than the carrying value of the reporting unit.  Based on these factors, the Company proceeded to Step 1 of the quantitative goodwill impairment process.  A third party valuation of the market was performed.  The valuation considered the anticipated ongoing effect of improved sales performance of the rebranded stores and related expense synergies.  The valuation resulted in an estimated fair value that was 29% in excess of the market’s carrying value at January 29, 2013. The Company has experienced ongoing sales improvement in the acquired stores during Fiscal 2013.

The initial qualitative assessment performed on the Company’s remaining reporting units did not indicate that it was more likely than not that the fair values of any of these reporting units was less than their respective carrying values, including allocated goodwill.  As a result, the Company did not perform the quantitative analysis to calculate the exact percentages by which the fair values exceeded the respective carrying values, including allocated goodwill for these reporting units.

Consolidated Financial Statements, page 62

Note 1.  Business and Summary of Significant Accounting Policies, page 69

Vendor Incentives, page 72

2.                                                              We have reviewed your response to comment 3 in our letter dated August 13, 2013.  Please address the following comments:

•                  You indicate that each of the supply agreements underlying your new store funds require you to purchase a cumulative dollar amount of the supplier’s products.  Please clarify why you do not recognize new store funds as you progress toward achievement of purchase milestones.

•                  Quantify for us for each period presented the amount of new store funds received and the amount recognized in income as a reduction of cost of goods sold.  Please also quantify what the amounts recognized in income would have been had you recognized the funds in proportion to your purchases instead of on a straight-line basis.

Response:                First, we would like to clarify that, although we stated in our initial response to comment 3 of the Staff’s letter dated August 13, 2013 that one of the three supply agreements under which we receive new store funds expressly states a 36-month period is required to fully earn new store funds and requires that the Company repay any unearned portion if the supply agreement is terminated by the Company, actually two of the three supply agreements provide for a 36-month period and contain such a repayment provision.

Pursuant to ASC 605-50-25-10, a rebate or refund of a specified amount of cash consideration that is payable pursuant to a binding arrangement only if the customer completes a specified cumulative level of purchases or remains a customer for a specified time period shall be recognized as a reduction of the cost of sales based on a systematic and rational allocation of the cash consideration offered to each of the underlying transactions that results in progress by the customer toward earning the rebate or refund provided the amounts are probable and reasonably estimable.

In applying ASC 605-50-25-10, we considered the conditions of our supply agreements with respect to (1) a cumulative purchase requirement and (2) a requirement to earn new store funds through the sale of the supplier’s products in each new store over a stated period.  We determined that these conditions in most respects operate independently and therefore tying the recognition of new store funds to the achievement of a cumulative purchase requirement threshold, or portion thereof, was not appropriate.

In general, the cumulative purchase requirement is satisfied through the aggregate purchases made at all stores operated by the Company during the term of the applicable supply agreement.  Each store’s sales contribute to the achievement of the purchase requirements at varying rates and amounts as a direct result of the store’s performance during the supply agreement’s term.  The purchase requirement is an obligation of the Company irrespective of the number of stores opened or closed by the Company.  Even if the Company was unable to satisfy the cumulative purchase requirement under a particular supply agreement, so long as the stores for which new store funds were paid remained in operation and sold the applicable supplier’s products for a 36-month period, the new store funds would be fully earned and the Company would not have a repayment obligation.

Obligations relating to new store funds, on the other hand, are not affected by a store’s performance or such store’s contribution to the satisfaction of the applicable cumulative purchase requirement.  The amount of new store funds paid to the Company by a supplier is the same per store regardless of the store’s size or sales potential, and the supply agreements do not include sales performance requirements at the specific store level.  Furthermore, the repayment obligations are generally triggered on a store-by-store basis.  For example, under two supply agreements, if the Company closes a store in respect of which new store funds were paid prior to the expiration of the 36-month period, and does not open a new store in close proximity, the Company has an obligation to repay a pro rata portion of the new store funds received for that store based on the portion of the 36-month period that the store would be closed.  The repayment obligation does not automatically extend to new store funds received in respect of any other store.  Additionally, if the store remains in operation, but ceases to sell the supplier’s products at that location prior to the expiration of the 36-month period, again a repayment obligation is triggered for the unearned portion of the new store funds received relating to that store but not as to any other new store funds.  The repayment obligation for all unearned new store funds under a supply agreement, however, would be triggered if the Company terminated the supply agreement in its entirety prior to the expiration of the 36-month period.  Therefore, were the Company to achieve the cumulative purchase requirement under a particular supply agreement, thereby giving the Company a right to terminate the supply agreement, it would remain obligated to repay the unearned portion of any new store funds for all stores opened less than 36 months upon termination.  Neither the satisfaction of the cumulative purchase requirement nor the termination of the supply agreement would accelerate the time at which new store funds would be considered fully earned.

Given the independent operation of the covenants relating to new store funds and cumulative purchase requirements, and in light of the reasons we specified in our initial response to comment 3 of the Staff’s letter dated August 13, 2013, we concluded that recognizing new store funds over a 36-month period is the systematic and rational method that is most closely aligned with the conditions of our supply agreements regarding the manner in which new store funds are earned.

Below is information for each fiscal year presented in our Annual Report on Form 10-K with respect to the amount of new store funds received and the amount recognized in income as a reduction of cost of goods sold (on a straight-line basis over 36-months), compared to the amount that would have been recognized in income if new store funds were recognized solely based on the progress towards achieving cumulative purchase requirements for all stores in operation (“purchase method”) (in millions).

	Fiscal Year
	2010	2011	2012
New store funds received	$3.744	$6.104	$11.560
New store funds recognized in earnings:
As reported	$2.205	$2.935	$5.687
Based on achievement of cumulative purchase requirements	$1.561	$3.346	$12.060

The effects on our results of operations demonstrated in this comparison underline the potentially confusing and misleading results of using the purchase method, without giving consideration to the time-based repayment obligations related to new store funds that exist separately of the cumulative purchase commitments.  Most noticeably, the amounts recognized in income significantly increased between Fiscal 2011 and Fiscal 2012 under the purchase method as compared with the amounts as reported.  This comparable increase is the effect of (1) a supply agreement in which the cumulative purchase requirement had been fully satisfied in Fiscal 2012 and, therefore, the subsequent receipt of new store funds would be immediately recognized in income under the purchase method, and (2) the ongoing acceleration in the income recognition for new store funds related to stores that open throughout the term of a given supply agreement as the gap between cumulative purchases and the cumulative purchase requirement continued to narrow.  Prospectively, and assuming the Company would extend its supply agreements and potentially establish new cumulative purchase requirements at the time of such extensions, the amounts that would be recognized in income under the purchase method would be significantly lower relative to Fiscal 2012, even though the Company may continue growing its store base at a consistent rate.  Income recognized as reported under the straight-line method reflects the predominant conditions under which new store funds are earned and provides a pattern to income recognition that is more consistent with the Company’s growth in new stores.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have questions regarding the foregoing, please contact me at 713-651-2083.

Sincerely,

/s/ Jim R. Black

Jim R. Black

Executive Vice President and Chief Financial Officer